UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD/A

Specialized Disclosure Report

(Amendment No. 1)

CROWN HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	000-50189	75-3099507
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Crown Way, Philadelphia, Pennsylvania	19154-4599
(Address of principal executive offices)	(Zip Code)

David A. Beaver

(215) 698-5100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Explanatory Note

This Amendment No. 1 on Form SD/A to the Specialized Disclosure Report on Form SD of Crown Holdings, Inc. (“Crown”) for the reporting period from January 1 to December 31, 2016, is being filed to amend and restate Crown’s Specialized Disclosure Report on Form SD to correct typographical and other errors.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at www.crowncork.com/investors/sec-filings as well as the Securities and Exchange Commission’s EDGAR database at www.sec.gov.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the duly authorized undersigned.

CROWN HOLDINGS, INC.

	/s/ David A. Beaver	May 31, 2017
By:	David A. Beaver
Vice President and Corporate Controller

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